March 16, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3010

Attn.:                      Angela McHale, Staff Attorney

Re:	Florham Consulting Corp
Amendment No. 2 to Preliminary Information Statement on
Schedule 14C
File No. 000-52634
Filed February 5, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the "Company") by letter dated February 24, 2010 to Mr. Joseph J. Bianco, the Company's Chairman and Chief Executive Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

1.	Comment:

We note your response to comment 1 of our letter dated January 29, 2010, as well as your analysis to date regarding the applicability of the exemption set forth in Exchange Act Rule 14a-2(b)(2) with respect to consents that were obtained from shareholders on December 23, 2009.  Your response fails to clarify whether reliance on the exemption in 14a-2(b)(2) is justified.  For example, while your response states that a majority of shareholders approved the actions via written consent, no explanation is provided of who solicited such consents and/or how such consents were obtained from the persons listed in the table.  We reissue our prior comment. Please advise.

Response:

Prior to the consummation of the Reverse Merger, on December 23, 2009, David Stahler, the former sole officer and director of the Company, solicited consents from a majority of the then stockholders via electronic mail, facsimile and telephone.  We agree with the Staff’s position that inasmuch as consents were obtain from persons, other than officers, directors and affiliates, reliance upon Exchange Act Rule 14a-2(b)(2) would not ordinarily be available.  However, as set forth in our response to Comment 2 below, (a) shareholder approval of the Reserve Merger consummated in December 2009 was not required under the laws of the State of Delaware, as a precondition to consummation of such transaction, and (b) as a result we propose to amend the prior preliminary 14C information statement to limit the items to approval for the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan.

2.	Comment:

On page 4 of the preliminary information statement, you disclose that shareholder consent was obtained for the merger, name change, share capital increase and 2009 stock incentive plan.  You also disclose that all actions, other than the merger, cannot be effected until 20 days after the date that the Definitive Information Statement is sent to the Company's stockholders.  Further, you disclose that the merger was effective as of December 31, 2009.  We refer you to Exchange Act Rule 14c-2.  Please explain to us how the merger is effective notwithstanding the fact that the definitive information statement has not yet been disseminated to shareholders.  Your response should specify when any filings were made with the Secretary of State of Delaware and supplementally provide a copy of any documents filed.  Additionally, please reconcile actions taken to render the merger effective prior to the distribution of the information statement with the requirements set forth in 14c-2(b).  We may have further comment.

Response:

The Reverse Merger consummated in December 2009 was structured as a “reverse triangular merger” in which the Company, as a public shell company, formed a wholly-owned merger subsidiary in the State of Delaware on December 16, 2010 named EII Acquisition Corp. (“Mergerco”).  Pursuant to the Agreement and Plan of Merger dated as of December 16, 2009 (the “Merger Agreement”), Mergerco was merged with and into Educational Investors, Inc., a private Delaware corporation (“EII”), with EII as the surviving corporation of the merger.  Each of EII and Mergerco were the “constituent corporations” (as defined in the Delaware General Corporation Law) to the merger.  Pursuant to the Merger Agreement, the Company issued the merger consideration (its Common Stock and preferred stock) to the stockholders of EII in the merger. As a result of such merger, EII (as the surviving entity of the constituent corporations) became a wholly-owned subsidiary of the Company.  On December 28, 2009, a Certificate of Merger of Domestic Corporations (the “Certificate of Merger”) was filed with the Secretary of State of the State of Delaware, effective as of December 31, 2009.

Although, as set forth in our response to Comment 1 above, the Company elected to obtain consents to the merger from holders of a majority of the then outstanding Company shares, neither such consents nor any other Company shareholder approvals were required as a pre-condition to the valid consummation of the Reverse Merger in December 2009.  The Company was not a constituent corporation to the merger and neither the Company’s existence, certificate of incorporation, nor authorized Common Stock was affected by the merger of Mergerco with and into EII.  Pursuant to well settled Delaware law, the approval of a corporation’s shareholders would not be required as a condition to the valid consummation of a reverse triangular merger, so long as the shares of Common Stock and preferred stock issued by the Company as consideration for the acquisition of the target company (EII, in our case) had been previously authorized under the Company’s certificate of incorporation.  As the Company had a sufficient number of authorized shares of Common Stock and preferred stock to issue to the EII stockholders in order to consummate the reverse triangular merger transaction between EII and Mergerco, the directors of the Company had both the statutory and certificate of incorporation authority to issue such shares for any permissible corporate purpose, such as the EII acquisition.  In substance, Delaware treats reverse triangular merger transactions in the same manner as though the Company had issued from its authorized and previously unissued common stock, additional shares directly to the stockholders of EII in exchange for 100% of the EII shares.

Approval of the Reverse Merger by the stockholders of EII was required and was obtained.  In addition, shareholder approval was required from the sole stockholder of Mergerco, which in this case was the Company itself.  In such connection, on December 23, 2009, the board of directors of the Company approved of the Reverse Merger and the consummation of the transactions contemplated thereby by unanimous written consent.

Based upon the foregoing, the Company respectfully submits that since approval of the Company’s shareholders was not required for the Reverse Merger, it was permissible for the Reverse Merger to be consummated and effective on December 31, 2009.  The information statement proposed to be submitted to the shareholders of the Company is only required to provide notice to shareholders of record that majority shareholder approval was obtained for the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan – not the Reverse Merger itself.

With respect to the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan, we would like to propose the following procedure which we believe will fully comply with the Exchange Act and avoid the time and expense of calling a shareholders meeting to obtain the requisite Company shareholder approvals for the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan.

We are advised that Kinder Investments, L.P. (“Kinder”) and Sanjo Squared, LLC (“Sanjo”) propose to enter into a new written shareholder consent authorizing each of the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan.

As of the date hereof, Kinder owns an aggregate of 3,600,500 of the 6,825,981 shares of Company common stock issued and outstanding, or approximately 52%. The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.  Mr. Perlysky is a member of the board of directors of the Company and therefore, Kinder is a beneficial owner and affiliate of the Company.  As of the date hereof, Sanjo owns 2,400,000 of the 6,825,981 shares of Company common stock issued and outstanding, or approximately 35%.  The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers.  Mr. Bianco is the Chief Executive Officer and Chairman of the Board of Directors of the Company and Mr. Narang is the President, Chief Operating Officer and a member of the Board of Directors of the Company.  Accordingly, Sanjo is a beneficial owner and affiliate of the Company.

As indicated, Kinder and Sanjo collectively own 87% of the issued and outstanding shares of Common Stock of the Company.  As the proposed shareholder consents by Kinder and Sanjo approving the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan, will only be obtained from affiliates of the Company and the executive officers and directors of the Company, the Company respectfully submits that such consents would not constitute a solicitation, and therefore the Company would be entitled to file with the Commission and, upon effectiveness, mail to its shareholders a Schedule 14C Information Statement.

If the foregoing is acceptable to the Commission, the Company will amend the Preliminary Information Statement to notify its shareholders of record that the board of directors and the holders of a majority of the Company’s outstanding shares of common stock (consisting solely of Kinder and Sanjo) have executed and delivered written consents to effect the foregoing corporate actions - the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan.

3.	Comment:

We note your response to comment 2 of our letter.  The 8-K that you incorporate by reference appears to contain information relating to the target company and not to you.  Please be sure to include the financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both the target company and you.

Response:

As permitted by Section (b)(2) of Item 13 of Schedule 14A, the Company will revise the Preliminary Information Statement to incorporate by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which will include all financial and other information required by Item 13 of Schedule 14A relating to the Company, including MD&A disclosure.  The Company hereby confirms that such annual report will be mailed to the Company’s shareholders of record as an exhibit to the Information Statement.

4.	Comment:

We note that in response to comment 3, you have provided some of the disclosure required by Item 14 of Schedule 14A; however, you have not provided all of the information. Please revise or advise. Please note that this disclosure should be provided for both you and the target company.

Response:

The Company will revise the Preliminary Information Statement to provide all of the disclosure required by Item 14 of Schedule 14A.

  *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Joseph J. Bianco Joseph J. Bianco Chairman and CEO

cc:           Stacie Gorman